UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53641

CUSIP NUMBER 75630B105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Recruiter.com Group, Inc.

Full Name of Registrant

100 Waugh Dr.

Suite 300

Address of Principal Executive Office (Street and Number)

Houston, TX 77007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Recruiter.com Group, Inc. (the “Registrant”) has been delayed in filing its Quarterly Report on Form 10-Q (the “Quarterly Report”) for the three months ended June 30, 2019, due to a delay in collecting and compiling information as the result of ongoing integration following the merger with Recruiter.com, Inc. (the “Merger”) and the acquisition of certain assets from Genesys Talent, LLC (the “Asset Purchase”), in each case closed as of March 31, 2019, and the need to complete the financial audit for the purposes of filing with the Securities and Exchange Commission the financial statements of business acquired and the related pro forma financial information as required by Item 9.01 of Form 8-K. The Registrant expects to file the Quarterly Report on or before the fifth calendar day following the prescribed due date, as required by Rule 12b-25 under the Securities Exchange Act of 1934.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For accounting purposes Recruiter.com, Inc. is considered the accounting acquirer and historical issuer. Accordingly, the consolidated statements of operations to be included in the Quarterly Report include Recruiter.com, Inc. for the three and six months ended June 30, 2019 and 2018. Since Recruiter.com, Inc. previously owned a majority interest of the Registrant, the consolidated statements of operations to be included in the Quarterly Report also include the historical operations of the Registrant and VocaWorks, a wholly owned subsidiary of the Registrant, for the three and six months ended June 30, 2019 and 2018. In addition, in connection with the Merger, the Registrant changed its fiscal year from March 31 to December 31.

We anticipate reporting a net loss from operations of approximately $2,279,989 for the three months ended June 30, 2019 compared to approximately $356,045 for the three month period ended June 30, 2018, and a net loss from operations of approximately 2,662,311 for the six months ended June 30, 2019 compared to approximately $665,348 for the six month period ended June 30, 2018.

                   Recruiter.com Group, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2019	By:	/s/ Miles Jennings
Miles Jennings
	Title:	Chief Executive Officer

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